UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ) *

QXO, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

82846H405

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82846H405

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY): Finepoint Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,750,781
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,750,781

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,750,781
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. 82846H405

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY): Herbert Wagner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,750,781
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,750,781

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,750,781
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 82846H405

Schedule 13G

Item 1(a).	Name of Issuer:

QXO, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Five American Lane, Greenwich, CT 06831

Item 2(a)	Name of Persons Filing:

This statement is being filed by Finepoint Capital LP (“Finepoint”) and Herbert Wagner (each, a “Reporting Person” and together, the “Reporting Persons”). Finepoint is a registered investment adviser to certain affiliated funds (the “Funds”) that directly hold the securities of the Issuer to which this statement relates for the benefit of their respective investors, and in such capacity Finepoint has voting and dispositive power over such securities. Herbert Wagner is the founder of Finepoint and Managing Partner of FPCap LLC, the general partner of Finepoint, and is responsible for the management of the Funds.

The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.

Item 2(b)	Address of Principal Business Office:

For both Reporting Persons: 500 Boylston Street, 24th Floor, Boston, MA 02116

Item 2(c)	Citizenship or Place of Organization:

Finepoint is a Delaware limited partnership. Herbert Wagner is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.00001 (“Common Stock”)

Item 2(e)	CUSIP Number:

82846H405

Item 3.	For Statements Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 82846H405

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) through (c):

The information requested in these paragraphs is incorporated by reference to the cover pages to this Schedule 13G. Percentage ownership is based on 409,430,195 shares of Common Stock outstanding as of August 7, 2024, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on August 7, 2024.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Each of the Funds has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer that it directly owns. No Fund directly holds more than five percent of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 82846H405

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities reported herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82846H405

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

FINEPOINT CAPITAL LP

By:	/s/ Stacy L. Vezina
Name: Stacy L. Vezina
Title: General Counsel and Chief Compliance Officer

HERBERT WAGNER

/s/ Herbert Wagner
Herbert Wagner, individually